Filed pursuant to Rule 433
Registration Statement No. 333-140456
Dated June 19, 2007
Eksportfinans ASA
Pricing Term Sheet

Issuer:	Eksportfinans ASA
Format:	SEC Registered Global Note
Rating:	Aaa/AA+/AAA
Size:	USD 1,000,000,000
Pricing Date:	June 19, 2007
Maturity:	June 26, 2017
Coupon:	5.5% per annum (semi-annual, 30/360)
Re-offer/Issue Price:	99.265%
Yield to maturity:	5.597%
Spread to Benchmark Treasury:	+0.48%
Benchmark Treasury:	UST 4.5% due May 2017
Interest Payment Dates:	June 26 and December 26, commencing December 26, 2007
Business Days:	New York, London
Business Day Convention:	Following, unadjusted
Settlement:	T+ 5; June 26, 2007
Fees:	0.15%
Denominations:	USD 2,000 and integral multiples of USD 1,000 thereafter
ISIN:	US28264QGC24
CUSIP:	28264QGC2
Listing:	Luxembourg (regulated market)
Leads:	Credit Suisse, Goldman Sachs International, J.P. Morgan Securities Ltd.
Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities Ltd. collect at 1-212-834-4533 or Goldman Sachs International toll-free at 1-866-471-2526.
Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.